

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 10, 2008

Mr. Stephen Richards
Chief Operating Officer and Chief Financial Officer
The Princeton Review, Inc.
2315 Broadway
New York, NY 10024
Facsimile: (508) 663-5114

**Re:	The Princeton Review, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 000-32469**

Dear Mr. Richards:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Celeste M. Murphy
Legal Branch Chief